Exhibit 12.3

Commonwealth Edison Company
Ratio of Earnings to Fixed Charges
	Years Ended December 31,
(In millions, except ratios)	2013	2014	2015	2016	2017
Pre-tax income from continuing operations	401	676	706	679	984
Less:Capitalized interest	(5)	(2)	(4)	(8)	(8)
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	396	674	702	671	976
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	575	311	331	465	365
Interest component of rental expense(a)	5	5	4	5	3
Total fixed charges	580	316	335	470	368
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest plus fixed charges	976	990	1,037	1,141	1,344
Ratio of earnings to fixed charges	1.7	3.1	3.1	2.4	3.7
__________

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.